

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 12, 2017

Vin Thomas
Chief Legal Officer
CURO Group Holdings Corp.
3527 North Ridge Road
Wichita, KS 67205

> **Re: CURO Group Holdings Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 27, 2017**
> **CIK No. 0001711291**

Dear Mr. Thomas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio . . . , page 54

1. We note your response to comment 3. Please address the following:

   - Discuss and analyze your CSO products separately from your loan products due to the differences in provisions for losses as a percentage of originations for unsecured and secured installment loans and net revenue as a percentage of revenues for your secured installment loans;

- Disclose why the provision rate for CSO unsecured loans decreased and the provision rate for CSO secured loans increased from December 2015 to June 30, 2017 even though the majority of delinquent CSO loans are unsecured; and

- Disclose the percentage of unsecured and secured loans that prepaid during the periods presented.

2. We note your response to comment 5. Please address the following:

- You state in your response that your CSO guarantee represents both a noncontingent obligation to stand ready to perform and a contingent obligation. Please revise your disclosures to clarify how you determined that the guarantee liability represents the greater of the fair value objective in ASC 460-10-30-2 or ASC 450-20-30. Refer to ASC 460-10-30-3.

- Please revise your disclosures to clarify your accounting policy for the initial and subsequent recognition of the CSO guarantee liability and for releasing your performance obligation under the guarantees. Please reference the applicable ASC guidance.

- Please provide us with the journal entries you record at inception and over the course of the guarantee period through loan payoff for all the relevant balance sheet and income statement accounts so as to better understand how you account for your CSO loans and guarantee liability. Consider using the related loan provided in your response to comment 4 as an example.

3. We note your response to comment 17. You stated in your response that upon further evaluation and consultation with your independent accounting firm that you believe that you have a performance obligation. You also stated that the recognition of guarantee liabilities and changes therein approximated fair value in all material respects. Please address the following:

- Please provide us with a materiality analysis of your recognition of guarantee liabilities and changes therein that approximated fair value under SAB 99, and

- Please tell us if you intend to provide financial restatement disclosures. Please refer to ASC 250.

        You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services

cc: Cristopher Greer, Esq.